Aethlon Medical, Inc.

11555 Sorrento Valley Road, Suite 203

San Diego, CA 92121

August 20, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aethlon Medical, Inc.
Offering Statement on Form 1-A
File No. 024-12551

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, Aethlon Medical, Inc., a Delaware corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (File. No. 024-12551), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), which originally was filed with the Securities and Exchange Commission (the “Commission”) on December 27, 2024.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement as the Company has decided not to pursue the offering due to market conditions. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Sincerely,

AETHLON MEDICAL, INC.

/s/ James Frakes
James Frakes
Chief Executive Officer